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15045070

HSSION

SECURITIES AND EXCHANGE COMMISSION SECU
RECEIVED

JAN 08 2015

REGISTRATIONS BRANCH
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   68004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland   Indiana   46322
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich   (219) 836-2102
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G   Indianapolis   Indiana   46220
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)   **P**otential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

ATIS, Inc.

Financial Report

December 31, 2013

OATH OR AFFIRMATION

I, _____ John J. Evanich _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ ATIS, Inc _____ , as of _____ December 31 _____ , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

SANDRA J. KREEVICH
Notary Public, State of Indiana
SEAL
My Commission Expires 3/29/2020

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Kehlenbrink
Lawrence &
Paucknef

Certified Public Accountants

FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
ATIS, Inc.

Independent Auditors' Report

We have audited the accompanying financial statements of ATIS, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATIS, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Indianapolis, Indiana
February 4, 2014

ATIS, Inc.

Statement of Financial Condition

Assets		December 31, 2013		December 31, 2012
Cash and cash equivalents	$	46,168	$	30,361
Accounts receivable		14,047		16,817
Interest receivable		51		51
Deposit with clearing organization		50,000		50,000
Securities owned		53,337		45,897
Property, net		11,588		10,816
Utility Deposit		367		367
Total Assets	$	175,558	$	154,310

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	13,589	$	12,602

Stockholders' Equity

Common stock, no par value, 100 shares authorized,				
issued and outstanding		5,000		5,000
Additional paid in capital		125,000		125,000
Retained earnings		31,969		11,708
Total Stockholders' Equity		161,969		141,708
Total Liabilities and Stockholders' Equity	$	175,558	$	154,310

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2013	December 31, 2012
Revenues		
Commissions	$ 289,593	$ 275,509
Investment advisory fees	74,145	55,582
Interest income	7,330	6,745
Gain (loss) on securities	(480)	2,671
Other income	64,353	53,865
	434,941	394,372
Operating Expenses		
Employee compensation and benefits	225,963	215,756
Data processing and clearing charges	49,635	52,414
Occupancy expenses	21,632	22,994
Communications	3,746	7,299
Administrative expenses	20,932	14,613
Legal and professional fees	8,500	8,460
Other operating expenses	8,022	6,974
	338,430	328,511
Net Income	$ 96,511	$ 65,861

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2009	$ 5,000	$ 125,000	$ (11,312)
Distributions			(25,000)
Net income			28,370
Balance, December 31, 2010	5,000	125,000	(7,942)
Distributions			(40,000)
Net income			55,039
Balance, December 31, 2011	$ 5,000	$ 125,000	$ 7,097
Distributions			(61,250)
Net Income			65,861.00
Balance, December 31, 2012	$ 5,000.00	$ 125,000	$ 11,708.00
Distributions			(76,250)
Net Income			96,511.00
Balance, December 31, 2013	$ 5,000.00	$ 125,000	$ 31,969.00

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	For the Years Ended	
	December 31, 2013	December 31, 2012
Operating Activities		
Net income	$ 96,511	$ 65,861
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	2,066	1,284
Changes in operating assets and liabilities:		
Accounts receivable	2,770	(706)
Interest receivable	-	-
Utilituy Deposit	-	(367)
Accounts payable and accrued expenses	988	(394)
Net Cash Provided by Operating Activities	102,335	65,678
Investing Activities		
Fixed Assets	(2,839)	(10,816)
Change in investment inventory	(7,439)	(25,165)
Net Cash Used in Investing Activities	(10,278)	(35,981)
Financing Activities		
Shareholder distributions	(76,250)	(61,250)
Net Cash Used in Financing Activities	(76,250)	(61,250)
Increase (Decrease) in Cash and Cash Equivalents	15,807	(31,553)
Cash and Cash Equivalents at Beginning of Year	30,361	61,914
Cash and Cash Equivalents at End of Year	$ 46,168	$ 30,361

The accompanying notes are an integral part of these financial statements.

ATIS, Inc.
Notes to Financial Statements
December 31, 2013

Note 1 - Significant Accounting Policies

Description of Business

ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2010 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable

Accounts receivable consists of commissions revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned

Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $2,066 and $1,284 for the years ended December 31, 2013 and 2012, has been computed using accelerated and straight line methods of depreciation.

6

ATIS, Inc.
Notes to Financial Statements
December 31, 2013

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2013.

Note 2 – Securities owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2013	December 31, 2012
Corporate bond, maturing within one year	$ 20,415	$ -
Corporate bond, maturing in one to five years	-	21,022
Preferred Equity Fund	22,098	23,722
US Equities	1,404	1,103
DNP Utility Select Fund	9,420	-
Total	$ 53,337	$ 45,897

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2013	December 31, 2012
Furniture and office equipment	$ 19,947	$ 17,108
Less: Accumulated depreciation	8,359	6,292
Total	$ 11,588	$ 10,816

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $145,306, which was $95,306 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 9.352%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2013 unaudited Focus report and this report.

Net capital as reported on the unaudited Focus report of December 31, 2013	$	145,306
Net Capital as Audited	$	145,306

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2013

Net Capital

Stockholders' equity	$	161,968
Less nonallowable assets		(12,007)
Net capital before haircuts on security position		149,961
Haircuts on securities		(4,656)
Undue Concentration of Corporate Bond		-
Net capital	$	145,305

Aggregate Indebtedness	$	13,589
Net capital required based on aggregate indebtedness	$	906

Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	50,000
Excess Net Capital	$	95,305
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	85,305
Percentage of Aggregate Indebtedness to Net Capital		9.4%



317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
ATIS, Inc

In planning and performing our audit of the financial statements of ATIS, Inc as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties. This weakness could result in a material misstatement of the financial statements, but it does not affect our report on these financial statements or the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 4, 2014